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Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-125744

Prospectus

4,358,255 Shares

SILICON STORAGE TECHNOLOGY, INC.

Common Stock

        In connection with our acquisition of all of the outstanding capital stock of Actrans Systems Inc., a company incorporated and existing under the laws of the Republic of China, we issued 4,358,255 shares of Silicon Storage Technology, Inc. common stock to the former shareholders of Actrans listed as selling shareholders beginning on page 18, 4,241,359 of which were issued on April 11, 2005 and 116,896 of which were issued on May 31, 2005. This prospectus may be used by such former shareholders of Actrans to resell the shares of common stock issued to them. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

        Our common stock trades on the Nasdaq National Market under the trading symbol SSTI. On June 6, 2005, the last reported sale price of our common stock was $3.26 per share. You are urged to obtain current market quotations for our common stock.

        The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See "Plan of Distribution" beginning on page 23 for more information about how the selling shareholders may sell their shares of common stock.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 28, 2005.

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

        We own applications for federal registration and claim rights in the following service marks and trademarks: the SST logo and SuperFlash®. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners. In this prospectus, references to "Silicon Storage Technology," "we," "us" and "our" refer to Silicon Storage Technology, Inc., a California corporation, and our subsidiaries.

i

PROSPECTUS SUMMARY

SILICON STORAGE TECHNOLOGY, INC.

        We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets.

        We offer over 90 products based on our SuperFlash design and manufacturing process technology. Our customers include: 3Com, Apple, Asustek, BenQ, Cisco, Dell, First International Computer, or FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG Electronics, or LG, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Philips, Quanta, Samsung, Sanyo, Seagate, Siemens, Sony, Sony Ericsson, Texas Instruments and VTech.

        We also license our SuperFlash technology to leading semiconductor companies including 1st Silicon (Malaysia) Sdn. Bhd., Analog Devices, IBM, Freescale Semiconductor Inc., National Semiconductor Corporation, NEC Corporation, Oki Electric Industry Co., Samsung Electronics Co. Ltd., or Samsung, SANYO Electric Co., Ltd., or Sanyo, Seiko Epson Corporation, or Seiko-Epson, Shanghai Huahong NEC Electronics Co., Ltd., or HHNEC, Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, Toshiba Corporation and Winbond Electronics Corporation for applications in semiconductor devices that integrate flash memory with other functions on a single chip.

        Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Global Communication Semiconductor, Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, Samsung, Sanyo, Seiko-Epson, HHNEC, TSMC and Yasu Semiconductor Corporation, or Yasu. We also work with Grace, Powerchip Semiconductor Corporation, and TSMC to develop new technology for manufacturing our products.

ACQUISITION OF ACTRANS SYSTEMS INC.

        In April 2005 we acquired substantially all of the outstanding capital stock of Actrans Systems Inc., a company incorporated and existing under the laws of the Republic of China. In exchange for the capital stock of Actrans, we issued a total of 4,358,255 shares of our common stock and made a cash payment totaling approximately $4.9 million to the shareholders of Actrans. A portion of the shares of common stock issued by us in connection with the acquisition has been placed in escrow pursuant to the terms of the share purchase agreement. The issuance of the 4,241,359 shares of common stock issued in the initial closing on April 11, 2005 was effected without registration in reliance on Rule 901 of Regulation S of the Securities Act of 1933, as amended. The issuance of the 116,896 shares of common stock issued in the second closing on May 31, 2005 was effected without registration in reliance on Rule 802 of the Securities Act of 1933, as amended.

        In connection with the acquisition of the capital stock of Actrans we agreed to register for resale the shares of our common stock issued to the former Actrans shareholders. All of the shares of our common stock received by the former shareholders of Actrans will be "restricted securities" under the Securities Act prior to the effectiveness of this registration.

OTHER INFORMATION

        Silicon Storage Technology, Inc. was incorporated in California in 1989. Our principal executive offices are located at 1171 Sonora Court, Sunnyvale, CA 94086, and our telephone number is (408) 735-9110. Our website address is "www.sst.com." We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

THE OFFERING

Securities Offered	Silicon Storage Technology, Inc. Common Stock, no par value
Number of shares of Common Stock being offered	4,358,255 shares(1)
Common Stock authorized and outstanding after this offering	102,243,374 shares(2)
Use of Proceeds	Silicon Storage Technology will not receive any proceeds from the sale of shares in this offering
Nasdaq National Market Symbol	SSTI

(1)
Each of the shares was issued to the selling shareholders in connection with our acquisition of the capital stock of Actrans described above.

(2)
The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 6, 2005, including the 4,358,255 shares issued to the former shareholders of Actrans, and excludes (each as of May 31, 2005):

•
11,015,590 shares subject to options outstanding under our stock option plans at a weighted average exercise price of $7.711 per share;

•
4,032,698 additional shares issuable under our stock option plans; and

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1,506,965 shares issuable under our employee stock purchase plan.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only risks facing our company. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and our financial condition. Our business could be harmed by any of these risks. The trading price of our common stock could decline at any time due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Risks Related to Our Business

  Our operating results fluctuate materially, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

        Although we were profitable for the first three quarters of 2004, we incurred net losses for 2001, 2002, 2003, the fourth quarter of 2004 and the first quarter of 2005. Our operating results have fluctuated significantly and our past financial performance should not be used to predict future operating results. Our recent quarterly and annual operating results have fluctuated, and may continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

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  the availability, timely delivery and cost of wafers or other manufacturing and assembly services from our suppliers;

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  competitive pricing pressures and related changes in selling prices;

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  fluctuations in manufacturing yields and significant yield losses;

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  new product announcements and introductions of competing products by us or our competitors;

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  product obsolescence;

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  lower of cost or market, obsolescence or other inventory adjustments;

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  changes in demand for, or in the mix of, our products;

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  the gain or loss of significant customers;

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  market acceptance of products utilizing our SuperFlash® technology;

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  changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;

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  exchange rate fluctuations;

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  general economic, political and environmental-related conditions, such as natural disasters;

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  increases in allowance for doubtful accounts;

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  valuation allowances on deferred tax assets based on changes in estimated future taxable income;

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  difficulties in forecasting, planning and management of inventory levels;

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  unanticipated research and development expenses associated with new product introductions; and

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  the timing of significant orders and of license and royalty revenue.

        As recent experience confirms, a downturn in the market for products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

  Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

        Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

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  sudden drops in consumer demand which may cause customers to cancel backlog, push out shipment schedules, or reduce new orders, possibly due to a slowing economy or inventory corrections among our customers;

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  significant declines in selling prices that occur because of competitive price pressure during an over-supply market environment;

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  sudden shortages of raw materials for fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

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  the reduction, rescheduling or cancellation of customer orders.

        In addition, political or economic events beyond our control can suddenly result in increased operating costs. For example, the terrorist attacks of September 11, 2001 have resulted in a substantial increase to our business insurance costs. In addition, under a current proposed standard, we would be required to record compensation expense on stock option grants and on shares purchased under our employee stock purchase program, which would substantially increase our operating costs and impact our earnings (loss) per share.

  We incurred significant inventory valuation adjustments in 2003, 2004 and the first quarter of 2005, and we may incur additional significant inventory valuation adjustments in the future.

        We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate materially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. As of March 31, 2005, we had $176.2 million of inventory on hand, an increase of $19.6 million, or 12.5%, from December 31, 2004. Total valuation adjustments to inventory and adverse purchase commitments were $6.7 million in 2003, $35.9 million in 2004 and $10.8 million in the first quarter of 2005. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and could harm our financial results. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. As of March 31, 2005, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results.

  Cancellations or rescheduling of backlog may result in lower future revenue and harm our business.

        Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business in the future. We experienced a sharp downturn in several of our markets late in

2000 through 2002, as our customers reacted to weakening demand for their products. We began to experience a slow recovery during 2002 through the first half of 2003. During the second half of 2003 and the first quarter of 2004, demand for our products increased sharply and we began to see improvements in the average selling prices of our products. However, during the second half of 2004 and the first quarter of 2005, we experienced a demand slow-down for our products. Our business could be harmed by industry-wide fluctuations in the future.

  Our business may suffer due to risks associated with international sales and operations.

        During 2003, 2004 and the three months ended March 31, 2005, our export product and licensing revenues accounted for 92.9%, 92.7% and 93.4% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would harm our operating results. These risks include:

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  difficulties in complying with regulatory requirements and standards;

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  tariffs and other trade barriers;

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  costs and risks of localizing products for foreign countries;

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  reliance on third parties to distribute our products;

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  extended accounts receivable payment cycles;

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  potentially adverse tax consequences;

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  limits on repatriation of earnings; and

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  burdens of complying with a wide variety of foreign laws.

        In addition, we have made equity investments in companies with operations in China, Japan and Taiwan. The value of our investments is subject to the economic and political conditions particular to their industry, their countries and to foreign exchange rates and to the global economy. If we determine that a change in the recorded value of an investment is other than temporary, we will adjust the value of the investment. Such an expense could have a negative impact on our operating results.

        We derived 90.0%, 86.0% and 82.7% of our net product revenues from Asia during 2003, 2004 and the three months ended March 31, 2005, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our revenues and also negatively impacted our ability to collect payments from customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash.

        It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have continued to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Any of these events could delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could harm our operations, revenues, operating results, and stock price.

  Terrorist attacks and threats, and government responses thereto, could harm our business.

        Terrorist attacks in the United States or abroad against American interests or citizens, U.S. retaliation for these attacks, threats of additional terrorist activity and the war in Iraq have caused our customer base to become more cautious. Any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, affect the availability of materials needed to manufacture our products, or affect the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer spending in particular, which could harm our business.

  We do not typically enter into long-term contracts with our customers, and the loss of a major customer could harm our business.

        We do not typically enter into long-term contracts with our customers. In addition, we cannot be certain as to future order levels from our customers. In the past, when we have entered into a long-term contract, the contract has generally been terminable at the convenience of the customer.

  We depend on stocking representatives and distributors to generate a majority of our revenues.

        We rely on stocking representatives and distributors to establish and maintain customer relationships and to sell our products. These stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The majority of our stocking representatives are located in Asia. The loss of our relationship with any stocking representative or distributor could harm our operating results by impairing our ability to sell our products to our end customers.

  We depend on Silicon Professional Technology Ltd., our logistics center, to support many of our customers in Asia.

        Since 2001, we have been increasing our out-sourcing activities with our customer service logistics to support our customers. Currently SPT supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly owned subsidiary of one of our stocking representatives in Taiwan, PCT. During 2003, 2004 and the three months ended March 31, 2005, SPT serviced end customer shipments accounted for 64.2%, 52.9% and 51.3% of our net product revenues recognized, respectively. As of December 31, 2004 and March 31, 2005, the accounts receivable from SPT accounted for 55.1% and 47.6%, respectively, of our net accounts receivable. For further description of our relationships with PCT and SPT, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operation—Related Party Transactions" in our Annual Report on Form 10-K for the year ended December 31, 2004.

        We do not have any long-term contracts with SPT, PCT or SPAC, and SPT, PCT or SPAC may cease providing services to us at any time. If SPT, PCT or SPAC were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which could impair our ability to collect accounts receivable from SPT and may harm our business.

  We depend on a limited number of foreign foundries to manufacture our products, and these foundries may not be able to satisfy our manufacturing requirements, which could cause our revenues to decline.

        We outsource substantially all of our manufacturing and testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. Substantially all of our products are manufactured by six foundries, TSMC in Taiwan, Sanyo, Seiko-Epson and Yasu in Japan, Grace in China, and Samsung in Korea. We have invested $83.2 million in GSMC, a Cayman Islands company, which owns a wafer foundry subsidiary, Grace, in Shanghai, China. We anticipate that these foundries, together with Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, and Vanguard in Taiwan will manufacture substantially all of our products in 2005. If these suppliers fail to satisfy our requirements on a timely basis at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

        Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

  Manufacturing capacity has in the past been difficult to secure and if capacity constraints arise in the future our revenues may decline.

        In order to grow, we need to increase our present manufacturing capacity. We currently believe that the existing capacity plus additional future capacity from Grace, HHNEC and Vanguard available to us will be sufficient through 2005. However, events that we have not foreseen could arise which would limit our capacity. Similar to our $83.2 million investment in GSMC, we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

  Our cost of revenues may increase if we are required to purchase manufacturing capacity in the future.

        To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

  If our foundries fail to achieve acceptable wafer manufacturing yields, we will experience higher costs of revenues and reduced product availability.

        The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers have, from time to time, experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on independent foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which could harm our operating results.

  If our foundries discontinue the manufacturing processes needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

        Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Either one of these events could increase our costs and harm our ability to deliver our products on time.

  Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.

        We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

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  reduced control over delivery schedules and quality;

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  the potential lack of adequate capacity during periods of strong demand;

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  difficulties selecting and integrating new subcontractors;

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  limited warranties on products supplied to us;

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  potential increases in prices due to capacity shortages and other factors; and

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  potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

  Because our flash memory products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

        Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

  We face intense competition from companies with significantly greater financial, technical and marketing resources that could harm sales of our products.

        We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our low density memory products, which presently account for substantially all of our revenues, compete against products offered by Spansion (AMD/Fujitsu), Atmel, Intel, Macronix, STMicroelectronics, PMC and Winbond. Our medium-density memory products compete with products offered by Spansion, Intel, STMicroelectronics, Mitsubishi, Samsung, Sharp Electronics and Toshiba. If we are successful in developing our high-density products, these products will compete principally with products offered by Spansion (AMD/Fujitsu), Hynix, Intel, Renesas, Samsung, SanDisk, STMicroelectronics and Toshiba, as well as any new entrants to the market.

        In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

        Competition may also come from alternative technologies such as ferroelectric random access memory devices, or FRAM, or other developing technologies.

  Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

        The markets for our products are characterized by:

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  rapidly changing technologies;

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  evolving and competing industry standards;

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  changing customer needs;

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  frequent new product introductions and enhancements;

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  increased integration with other functions; and

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  rapid product obsolescence.

        To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

        In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

        We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

  Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

        We are highly dependent on Bing Yeh, our President, Chief Executive Officer and Chairman of our Board of Directors, as well as the other principal members of our management team and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

  Our ability to compete successfully depends, in part, on our ability to protect our intellectual property rights.

        We rely on a combination of patent, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We own 128 patents in the United States relating to our products and processes, with expiration dates ranging from 2010 to 2023, and have filed for several more. In addition, we hold several patents in Europe and Canada, and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be harmed by the failure to protect our intellectual property.

  If we become engaged in securities class action suits and derivative suits, we may become subject to consuming and costly litigation and divert management resources and could impact our stock price.

        Securities class action law suits are often brought against companies, particularly technology companies, following periods of volatility in the market price of their securities. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and management resources in defending against such claims.

        In January and February 2005, multiple putative shareholder class action complaints were filed against us and certain directors and officers in the United States District Court for the Northern District of California, following our announcement of anticipated financial results for the fourth quarter of 2004. The complaints seek unspecified damages on alleged violations of federal securities laws during the period from March 22, 2004 to December 20, 2004. Consolidation and the appointment of a lead plaintiff are currently pending in these purported class actions.

        In January and February 2005, following the filing of the putative class action lawsuits, multiple shareholder derivative complaints were filed in California Superior Court for the County of Santa Clara, purportedly on behalf of SST against certain directors and officers. The factual allegations of these complaints are substantially identical to those contained in the putative shareholder class actions filed in federal court. The derivative complaints assert claims for, among other things, breach of fiduciary duty and violations of the California Corporations Code.

        Public announcements may hurt our stock price. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

        Our litigation may be expensive, may be protracted and confidential information may be compromised. We have incurred certain costs associated with defending these matters, and at any time, additional claims may be filed against us, which could increase the risk, expense and duration of the litigation. Further, because of the amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

  If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages.

        Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages that could harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

        In the past we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and sued Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999, with Winbond in October 2000, and the Atmel litigation is ongoing.

        In addition to the Atmel, Intel and Winbond actions, we receive from time to time, letters or communications from other companies stating that such companies have patent rights that involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results.

        Public announcements may hurt our stock price. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

        Our litigation may be expensive, may be protracted and confidential information may be compromised. On April 8, 2002, a jury found that we willfully infringed Atmel's '811 and '829 patents, and awarded Atmel $20.0 million in actual damages. On May 7, 2002, the court entered judgment in the total amount of $36.5 million, which includes the original $20.0 million. The '811 and '829 patents expired in February 2002. Therefore, we are not precluded from selling any of our products. On December 12, 2003, we paid Atmel $37.8 million to satisfy the judgement plus statutory interest accrued during the appeal. The '903 patent case still remains open. The court found that we infringed the '903 patent but the jury was unable to unanimously decide whether the '903 is valid and a mistrial was declared. A settlement conference was originally scheduled for April 14, 2004 was rescheduled for September 7, 2004. No conclusion was reached during the settlement conference on September 7, 2004. A new trial date on the invalidity of the '903 patent has been scheduled for August 1, 2005. If we are not successful in reaching a settlement, litigation may continue to consume substantial amounts of our financial and managerial resources. We have incurred certain costs associated with defending this matter, and at any time Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information with respect to our litigation, please also see "Legal Proceedings" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

  If an earthquake or other natural disaster strikes our manufacturing facility or those of our suppliers, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenues.

        Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster such as typhoon near one or more of our major suppliers, like the earthquakes in September 1999 and March 2002 or the typhoon in September 2001 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

  A virus or viral outbreak in Asia could harm our business.

        We derive substantially all of our revenues from Asia and our logistics center is located in Taiwan. A virus or viral outbreak in Asia, such as the recent SARS outbreak in early 2003, could harm the operations of our suppliers, distributors, logistics center and those of our end customer, which could harm our business.

  Prolonged electrical power outages, energy shortages, or increased costs of energy could harm our business.

        Our design and process research and development facilities and our corporate offices are located in California, which is susceptible to power outages and shortages as well as increased energy costs. To limit this exposure, all corporate computer systems at our main California facilities are on battery back-up. In addition, all of our engineering and back-up servers and selected corporate servers are on generator back-up. While the majority of our production facilities are not located in California, more extensive power shortages in the state could delay our design and process research and development as well as increase our operating costs.

  Our growth has in the past placed a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market or sell our products or develop new products may be harmed.

        Our business has in the past experienced rapid growth which strained our internal systems and future growth will require us to continuously develop sophisticated information management systems in order to manage our business effectively. We recently implemented a supply-chain management system and a vendor electronic data interface system. There is no guarantee that these measures, in themselves, will be adequate to address any growth, or that we will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

  Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

        A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

        For example, changes requiring that we record compensation expense in the statement of operations for stock options using the fair value method or changes in existing taxation rules related to stock options could have a significant negative effect on our reported results. The FASB has issued changes to generally accepted accounting principles in the United States that, when implemented in the first quarter of 2006, will require us to record charges to earnings for the stock options we grant.

  Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty

        Changing laws, regulations and standard relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for public companies. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have invested resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

  We, and our independent registered public accounting firm, have determined that we have a material weakness in our internal control over financial reporting. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

        Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting. We have dedicated a significant amount of time and resources to ensure compliance with this legislation for the year ended December 31, 2004 and will continue to do so for future fiscal periods. We may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation, or any attestation at all, by our independent auditors. Additionally, management's assessment of our internal control over financial reporting may identify deficiencies that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors.

        As of December 31, 2004, we did not maintain effective control over accounting for and review of the valuation of inventory, the income tax provision and related balance sheet accounts and licensing revenue because the company lacked a sufficient complement of personnel with a level of accounting expertise that is commensurate with our financial reporting requirements. Specifically, we lacked sufficient controls over the write down of inventory to its lower of cost or market, accounting for complex licensing contracts with multiple elements, and processes and procedures related to the determination and review of the quarterly and annual tax provisions in accordance with generally accepted accounting principles in the United States. This control deficiency resulted in an audit adjustment to the 2004 consolidated financial statements related to the write-down of inventory to the lower of cost or market. Because of this material weakness, our management concluded that, as of December 31, 2004, we did not maintain effective internal control over financial reporting based on those criteria. As a result, PricewaterhouseCoopers LLP, has issued an adverse opinion with respect to our internal control over financial reporting and their report is included in our Annual Report on Form 10-K for the year ended December 31, 2004. We have taken measures designed to address this material weakness as further discusses in "Part I—Item 4. Controls and Procedures" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

        Should we, or our independent registered public accounting firm, determine in future fiscal periods that we have additional material weaknesses in our internal controls over financial reporting, the reliability of our financial reports may be impacted, and our results of operations or financial condition may be harmed and the price of our common stock may decline.

  Acquisitions could result in operating difficulties, dilution and other harmful consequences.

        In September 2004 we acquired majority ownership in Emosyn, in April 2005, we acquired the remaining minority interest in Emosyn, in November 2004, we acquired substantially all of the assets of G-Plus and in April 2005, we entered into a Share Purchase Agreement to acquire substantially all of the outstanding capital stock of Actrans. We expect to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, including interests in our existing subsidiaries and joint ventures. At any given time we may be engaged in discussions or negotiations with respect to one or more of such transactions. Any of such transactions could be material to our financial condition and results of operations. There is no assurance that any such discussions or negotiations will result in the consummation of any transaction. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

  •
  diversion of management time, as well as a shift of focus from operating the businesses to issues of integration and future products;

  •
  declining employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;

  •
  the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented; and

  •
  the need to implement controls, procedures and policies appropriate for a public company at companies that prior to acquisition had lacked such controls, procedures and policies and in some cases, the need to transition operations onto our platforms.

        International acquisitions involve additional risks, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. Moreover, we may not realize the anticipated benefits of any or all of our acquisitions. As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business.

Risks Related to Our Industry

  Our success is dependent on the growth and strength of the flash memory market.

        A Substantially all of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than

SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be seriously harmed.

  The selling prices for our products are extremely volatile and have historically declined during periods of over capacity or industry downturns.

        The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated decline of average selling prices. In some cases, downturns, such as the one we experienced from late 2000 through 2002, have lasted for more than a year. Our business could be further harmed by industry-wide prolonged downturns in the future. The flash memory products portion of the semiconductor industry, from which we derive substantially all of our revenues, suffered from excess capacity in 2001, 2002, 2003, in late 2004 and early 2005, which resulted in greater than normal declines in our markets, which unfavorably impacted our revenues, gross margins and profitability. While these conditions began to improve during the third quarter of 2003, deteriorating market conditions at the end of 2000 through the first part 2003 and again in the fourth quarter of 2004 and the first quarter of 2005 have resulted in the decline of our selling prices and harmed our operating results.

  There is seasonality in our business and if we fail to continue to introduce new products this seasonality may become more pronounced.

        Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In the past we have been able to mitigate such seasonality with the introduction of new products throughout the year. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

Risks Related to this Offering

  We expect the price of our common stock to be highly volatile and you may lose all or part of your investment.

        We cannot assure you that an active trading market for our common stock will exist at any time. Holders of our common stock may not be able to sell shares quickly or at the market price if trading in our common stock is not active. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  fluctuations in our quarterly or yearly operating results;

  •
  our status as a technology company;

  •
  the rapid pace of technological change;

  •
  the uncertainty of our business transactions;

  •
  the contents of news, security analyst reports or other information forums;

  •
  changes in earnings estimates by analysts;

  •
  market conditions in the industry;

  •
  changes in the market valuations of similar companies;

  •
  announcements by competitors;

  •
  the status of our litigation;

  •
  additions or departures of key personnel;

  •
  regulatory actions;

  •
  general economic conditions;

  •
  broad market trends unrelated to our performance;

  •
  trading volume of our common stock; and

  •
  sales of our common stock by us or our shareholders.

        In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

  We have implemented some anti-takeover provisions, including a shareholder rights plan, that may prevent or delay an acquisition of us that might be beneficial to our shareholders.

        Provisions of our amended and restated articles of incorporation and bylaws, as well as provisions of California law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

  •
  the ability of our board of directors to issue without shareholder approval "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

  •
  limitations on who may call special meetings of shareholders;

  •
  prohibitions of shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders; and

  •
  advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

        In May 1999, our board of directors adopted a share purchase rights plan, commonly referred to as a "poison pill." In addition, the terms of our stock option plans may discourage, delay or prevent a change in our control.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words like "will," "should," "plan," "expect," "believe," "anticipate," "seek," "intend" and similar expressions. Our actual results may differ materially from the results expressed or implied by these forward-looking statements because of the risk factors and other factors disclosed in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling shareholders. We will not receive any proceeds from the sale of these shares of common stock.

SELLING SHAREHOLDERS

        On April 11, 2005, we entered into an Share Purchase Agreement with Actrans Systems Inc., pursuant to which we acquired all of the outstanding capital stock of Actrans through our wholly-owned subsidiary, SST International Limited, a private limited company organized under the laws of the Cayman Islands. This prospectus covers the offer and sale by the selling shareholders of up to 4,358,255 shares of our common stock, the total number of shares of common stock issued to the former shareholders of Actrans, the selling shareholders, pursuant to the terms of the Share Purchase Agreement.

        We are registering the above-referenced shares to permit each of the selling shareholders, and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus, to resell the shares in the manner contemplated under the "Plan of Distribution."

        The following table sets forth the name of each selling shareholder, the number of shares owned by each of the respective selling shareholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholders after this offering is completed. None of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that a selling shareholder may offer under this prospectus. The selling shareholders may sell some, all or none of their shares. We are unable to determine the exact amount of shares that actually will be sold. The shares offered by this prospectus may be offered from time to time by the selling shareholders. Except with respect to approximately 817,173 of the shares held by the selling shareholders that will become eligible for sale in April 2006 upon their release from escrow pursuant to the Share Purchase Agreement, we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the shares.

        Ownership is based solely upon information provided by each respective selling shareholder. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of June 6, 2005. The percentages of shares owned after the offering are based on 102,243,374 shares of our common stock, which includes the shares outstanding as of June 6, 2005 plus the shares of common stock offered in this prospectus.

			Shares Owned After Offering(1)
	Shares of Common Stock Owned Prior to Offering
Name		Number of Shares Being Offered
			Number	Percent
Chen, Cheng-Fong	101,818	101,818	0	*
Kao, Yao-Huang	7,273	7,273	0	*
Chen, Wen-Sheng	18,182	18,182	0	*
Hong, Chin-Chuan	18,182	18,182	0	*
Wu, Jer-Whey	18,182	18,182	0	*
Chiu, Hsien-Der	18,182	18,182	0	*
Hsu, Mao-Shiong	36,363	36,363	0	*
Chen, Neng-Hung	8,727	8,727	0	*
Chung, Yu-Liu	1,455	1,455	0	*
Ho, Tsai-Chuan	18,182	18,182	0	*
Lin, Chun-Liang	14,545	14,545	0	*
Chao, Chin-Wei	7,273	7,273	0	*
Chen Fan, Sheng-Ping	25,455	25,455	0	*
Fang, Emily	3,637	3,637	0	*
Kuo Yang, Mei-Hua	48,437	48,437	0	*
Lin, Yin-Shan	7,273	7,273	0	*

Chou, Ju-Ling	7,273	7,273	0	*
Elan Investment Corp.	327,273	327,273	0	*
Yu Peng, Yu-Ying	36,363	36,363	0	*
Top Taiwan Venture Capital Co. Ltd	72,727	72,727	0	*
Chen, Chin-Yu	3,637	3,637	0	*
Chen, Chiou-Feng	129,323	129,323	0	*
Hsu, Hui-Min	44,073	44,073	0	*
Cheng, Pei-Ju	25,455	25,455	0	*
Tseng, Ching-Shun	35,782	35,782	0	*
Wen, Han-Chueh	90,780	90,780	0	*
Lee, Shao-Pai	7,055	7,055	0	*
Li, Chiu-Fen	1,455	1,455	0	*
Wen Chen, Jung-Chen	84,201	84,201	0	*
Chen, Fang	56,123	56,123	0	*
Lin, Shu-Chen	9,455	9,455	0	*
Wang, Mei-Ching	3,637	3,637	0	*
Yang, Ting-Ya	3,630	3,630	0	*
Yang, Tien-Kuei	1,455	1,455	0	*
Lin, Hsiang-Yuan	2,906	2,906	0	*
Cheng Kuo, Li-Chu	9,687	9,687	0	*
Chou, Yen-Chia	27,125	27,125	0	*
Tsai, Kuo-Hsin	1,719	1,719	0	*
Tsai, Liang-Tao	2,510	2,510	0	*
Lai, Hung-Ping	14,531	14,531	0	*
Peng, Hsien-Cheng	727	727	0	*
Liu, Mei-Hua	1,012	1,012	0	*
Wang, Ming-Chao	363	363	0	*
Kuo, Shuen-Chao	218	218	0	*
Liang, Yu-Hsuan	218	218	0	*
Huang, Hsieh-Wei	145	145	0	*
Chen, Tien-Chun	19,375	19,375	0	*
Chen, Ming-Jer	7,273	7,273	0	*
Hsiao, Li-Ping	23,709	23,709	0	*
Chang, Tsui-Ling	1,455	1,455	0	*
Ye, Shu-Hua	1,091	1,091	0	*
Hsu, Hsiao-Ju	12,800	12,800	0	*
Chan, Chin-Kai	727	727	0	*
Lin, Shu-Fen	363	363	0	*
Chen, Ching-Lung	363	363	0	*
Lin, Yu-Wen	3,637	3,637	0	*
Lu, Jung-Chang	32,081	32,081	0	*
Lu, Chen-Chung	1,455	1,455	0	*
Cheng, Chi-Hung	2,404	2,404	0	*
Cheng, Nai-Wen	969	969	0	*
Tu, Chu-Yi	5,091	5,091	0	*
Lin, Hung-Yuan	8,727	8,727	0	*
Lin, Hung-Sen	8,727	8,727	0	*
Lin, Chiu-Mei	14,909	14,909	0	*

Fan, Kuei-Chun	1,091	1,091	0	*
Lin, Wen-Ting	7,273	7,273	0	*
Huang, Kuo-Chan	7,709	7,709	0	*
Cheng, Tzung-Wen	17,163	17,163	0	*
Chang, Sheng-Ling	10,545	10,545	0	*
Li, Shu-Yi	727	727	0	*
Huang, Yu-Hsun	363	363	0	*
Fan, Der-Tsyr	44,945	44,945	0	*
Yei, Lyann-Ying	509	509	0	*
Chen, Shu-Fen	509	509	0	*
Chu, Che-Jen	7,273	7,273	0	*
Chen, Li-Hsiang	10,909	10,909	0	*
Yu, Pei-Chi	10,909	10,909	0	*
Hsiao, Kuang-Liang	7,273	7,273	0	*
Lin, Chui-Huan	1,455	1,455	0	*
Wu, Ku-Ying	42,244	42,244	0	*
Hsu, Teresa	23,018	23,018	0	*
Lin, Chin-Chu	727	727	0	*
Hu, Chun-Hsin	902	902	0	*
Chen, Feng-Tu	1,455	1,455	0	*
Liu, Chu-Hsien	3,637	3,637	0	*
Chen, Yu-Jung	1,455	1,455	0	*
Liu, Pei-Ning	727	727	0	*
Shang, Chiu-Hsia	4,740	4,740	0	*
Hsiao, Yang-Hsiu	727	727	0	*
Trai, Chia-Shing	727	727	0	*
Chen, Chi-Yuan	5,058	5,058	0	*
Lo, Ying-Hua	2,182	2,182	0	*
Lee, Chen-Ni	1,453	1,453	0	*
Chang, Po-Min	2,182	2,182	0	*
Chen, Cheng-Kuo	969	969	0	*
Hsu, Cheng-Yuan	7,273	7,273	0	*
Hung, Chih-Wei	5,818	5,818	0	*
Wu, Chi-Shan	1,091	1,091	0	*
Huang, Yu-Ching	437	437	0	*
Elan Microelectronics Corporation	104,655	104,655	0	*
Shi Jar United Technology Co., Ltd	38,749	38,749	0	*
Powerchip Semiconductor Corp.	360,729	360,729	0	*
Deutron Electronics Corp.	177,163	177,163	0	*
Syntronix Corporation	21,818	21,818	0	*
Power World Fund, Inc.	71,127	71,127	0	*
Universal Venture Fund, Inc.	179,491	179,491	0	*
Quantum Vision Corp.	213,382	213,382	0	*
Top Taiwan II Venture Capital Co. Ltd	23,345	23,345	0	*
Shyu, Lan-Ing	20,235	20,235	0	*
Li-Yuan Investment Corp.	87,743	87,743	0	*
Cho, Yu-Sheng	3,345	3,345	0	*
Haung, Chiu-Tsung	1,455	1,455	0	*

Liu, Tseng-Yi	9,163	9,163	0	*
Huang, Te-Hao	1,455	1,455	0	*
Kuo, Hui-Hung	2,182	2,182	0	*
Chen, Cho-Chun	1,455	1,455	0	*
Kuo, Shiue-Mei	5,091	5,091	0	*
Kuo, Yu-Hung	1,455	1,455	0	*
Kuo, Hui-Ching	1,455	1,455	0	*
Liu, Chen-Chiang	2,618	2,618	0	*
Liu, Chi-Hsien	5,527	5,527	0	*
Wang, Mei-Hui	3,637	3,637	0	*
Tsai, Lai-Chun	3,200	3,200	0	*
Du, Chien-Chih	1,455	1,455	0	*
Yu, Hsiu-Hsiu	12,073	12,073	0	*
Jiang, Gwo-Jeng	40,727	40,727	0	*
Huang, Chi-Yu	727	727	0	*
Huang, Min-San	11,637	11,637	0	*
Chen, Shih-Chang	2,182	2,182	0	*
Lo, Hsiang-Sheng	1,891	1,891	0	*
Pan, Jui-Yu	2,909	2,909	0	*
Yang, Wen-Cheng	727	727	0	*
Lin, Ho-Ching	1,455	1,455	0	*
Chuang, I-Chun	2,182	2,182	0	*
Huang, Mei-Chuan	291	291	0	*
Chen, Tsung-Lung	1,455	1,455	0	*
Wen, Hsun-Chi	8,199	8,199	0	*
Tsai, Jung-Huang	17,673	17,673	0	*
Shieh, Ming-Lin	1,455	1,455	0	*
Sung, Da	2,909	2,909	0	*
Lai, Hui-Chuan	8,000	8,000	0	*
Chen, Larry Liang-Ming(2)	49,477	24,727	24,750	*
Hung, Jing-Yu	1,018	1,018	0	*
Cheng, Hsiao-Fang	8,727	8,727	0	*
Kuo, Nai-Fong	15,273	15,273	0	*
Hsing, Fu-Jui	7,273	7,273	0	*
Wang, Yu-Feng	1,455	1,455	0	*
Hu, Yen-Ling	727	727	0	*
Wang, Yun-Sheng	9,891	9,891	0	*
Wu, Kuan-Han	727	727	0	*
Tsai, Lan-Hsin	727	727	0	*
Chung, Hai-Hwa	40,727	40,727	0	*
Chu, Ling-Yu	14,545	14,545	0	*
Chien, Chung-Chueh	1,018	1,018	0	*
Chien, Wei	15,563	15,563	0	*
Chen, Hsin-Chien	727	727	0	*
Peng, Fang-Chin	1,163	1,163	0	*
Lin, Kuo-Hua	1,455	1,455	0	*
Kao, Yuan-Tsung	291	291	0	*
Chen, Chih-Ming	582	582	0	*

Lee, Wen-Chin	145	145	0	*
Huang, Jui-Chang	145	145	0	*
Liu, Hui-Li	727	727	0	*
Chang, Chia-Yu	1,018	1,018	0	*
Yeh, Lee Chia-Hsing	2,909	2,909	0	*
Lo, Kun-Sheng	582	582	0	*
Chou, Hung-Hua	40,000	40,000	0	*
Shen, Ping-Hsin	18,327	18,327	0	*
Kao, Chuan-Yuan	4,363	4,363	0	*
Huang, Pi-E	7,273	7,273	0	*
Hivest Investment Corp.	2,906	2,906	0	*
Hsieh, Chiang Pi-Wu	9,745	9,745	0	*
Hsieh, Jen-Chih	11,200	11,200	0	*
Hsieh, Jen-Cheng	11,345	11,345	0	*
Lee, Katharine	10,473	10,473	0	*
Hsu, Han-Chen	7,200	7,200	0	*
Kuo, Fu-Chiang	24,218	24,218	0	*
Kuo, Jien-Hsin	14,545	14,545	0	*
Wu, Chuan-Chi	21,818	21,818	0	*
Hu, Chiu-Chiang	24,291	24,291	0	*
Chen, Ching-Te	60,509	60,509	0	*
Sung, I-Lin	24,291	24,291	0	*
Tuntasood, Prateep	61,963	61,963	0	*
Vo, Hai Huu	27,927	27,927	0	*
Lim, Seow Fong	8,727	8,727	0	*
Foo, Shih Lee	509	509	0	*
Nguyen, Dzung Huu	4,655	4,655	0	*
Huynh, Le Thi My	6,603	6,603	0	*
Nguyen, My Dinh	1,163	1,163	0	*
Pabustan, Jonathan Galang	5,349	5,349	0	*
Harbinger (BVI) Venture Capital Corp.	312,727	312,727	0	*
Silver Star Developments Ltd.	290,909	290,909	0	*

*
Percentages are not shown if holdings total less than 1% of total outstanding shares.

(1)
Assumes the sale of all shares offered in this prospectus.

(2)
Larry Liang-Ming Chen was an employee of the Company from June 1997 to June 2003.

PLAN OF DISTRIBUTION

        The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  on the Nasdaq National Market (or any other exchange on which the shares may be listed);

  •
  on the over-the-counter market;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  to cover short sales;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, under an amendment to this prospectus or under any applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        The selling shareholders may also be able to resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act upon the expiration of the applicable minimum holding period, provided that they meet the criteria and conform to the requirements of that rule.

        The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, the Exchange Act and state securities laws, relating to the registration of the shares offered by this prospectus. We will bear all costs, expenses and fees incurred in connection with the registration of the shares offered in this prospectus. The selling shareholders will bear all commission and discounts, if any, attributable to the sale of the shares.

        We have agreed with the selling shareholders to use reasonable efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) April 11, 2006 or (2) such time as all of the shares covered by this prospectus have been sold. In the event that any shares remain unsold at the end of such period, we may file a post-effective amendment to the registration statement for the purpose of deregistering the shares registered by this prospectus.

        With respect to 817,173 of the shares held by the selling shareholders, the proposed methods of transfer described in this plan of distribution are subject to lockup restrictions under the Share Purchase Agreement, pursuant to which the shares will be held in escrow until April 2006.

LEGAL MATTERS

        For the purpose of this offering, Cooley Godward LLP, Palo Alto, California is giving an opinion of the validity of the common stock offered by this prospectus.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY AND THIS OFFERING

        You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

        We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a resale registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's public reference rooms at 450 Fifth Street, N.W., in Washington, DC. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005;

  2.
  Our Form 8-K dated April 11, 2005, filed on April 13, 2005;

  3.
  Our Form 8-K dated April 18, 2005, filed on April 21, 2005*;

  4.
  Our Definitive Proxy Statement for our 2005 Annual Meeting, filed on April 28, 2005;

  5.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005;

  6.
  Our Form 8-K dated May 16, 2005, filed on May 20, 2005; and

  7.
  The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on October 5, 1995.

  *
  The information furnished in Item 2.02 of this Form 8-K and exhibits filed pursuant thereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. Accordingly, the information contained therein shall not be incorporated by reference in this prospectus or into any filing with the SEC made by us, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Silicon Storage Technology, Inc., Attention: Secretary, at 1171 Sonora Court, Sunnyvale, CA 94086, telephone: (408) 735-9110.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

4,358,255 Shares

SILICON STORAGE TECHNOLOGY, INC.

Common Stock

Prospectus

June 28, 2005

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
ACQUISITION OF ACTRANS SYSTEMS INC.
OTHER INFORMATION
THE OFFERING
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY AND THIS OFFERING